Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a high-tech enterprise engaged in the research and development, manufacturing, sales, and service of new energy vehicles and traditional fuel vehicles in China. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment. Our main operating entities include Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) and its holding subsidiary FAW Jilin Automobile Co., Ltd. (“FAW Jilin”). Our passenger vehicles include small cars, sedans, currently at prototype stages and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our automobile industry group provides products and services to the entire value chain for our vehicles include R&D, manufacturing, sales and product services. We manufacture using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our current vehicles include the: Senya R7, V80, T80.

●	Senya R7 is an A0-class SUV. It has a 1.5L engine and meets the National VI emission standards.

●	V80 is a compact van. It has a stylish appearance. The power system has an electronic throttle, which can control the transmission in a more accurate and fuel-efficient way.

●	T80 is a mini-series truck positioned for overseas markets. It is equipped with a 1.5L National V emission engine and matched with a 5-speed manual transmission.

We have been developing hybrid SUVs and pure electric cars. The current model that will be mass-produced by the end of 2024 is the Senya R9PHEV, which is a compact SUV designed for mass consumers. We see a large potential market for the model with its high efficiency, low fuel consumption, and long battery life. The vehicle size is 4,505×1,835×1,695mm, with a wheelbase of 2700mm, battery capacity of 17.52kWh, an internal combustion engine (ICE) of 81/110k and the cruising range of more than 1100 kilometers.

Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$31,523 thousand and US$57,591 thousand for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company has a working capital deficit of approximately US$445,881 thousand and for the six months ended June 30, 2024 had a cash outflow from operating activities of approximately US$16,261 thousand. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to continue as a going concern including a) developing and continuously promoting a systematic financing plan including third-party financings and capital issuances, and the restructuring of existing loans to meet the Company’s future liquidity needs; b) increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale; c) applying more effective marketing strategies including developing overseas markets; and d) implementing cost control measures. However, given the uncertainty of global economies and financing markets, the Company may be unable to access further equity or debt financing when needed. As such, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Functional Currency

Our reporting currency is the United States dollar (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in places other than Chinese Mainland is the United States dollar. The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Exchange Rate.

Our financial statements include translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00 for the items in balance sheets and at the rate of RMB7.2150 to US$1.00 for the items in statements of operations and comprehensive loss, the exchange rate in effect as of June 30, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this interim report. The operating results in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the six months ended June 30
(US$’000)	2024	2023	Percentage change
	(unaudited)	(unaudited)	(unaudited)
Revenues	3,407	2,615	30%
Cost of revenues	(8,172)	(3,410)	140%
Cost of idle capacity	(7,567)	(16,725)	(55%)
Gross loss	(12,332)	(17,520)	(30%)
Operating expenses：
Research and development	1,078	5,504	(80%)
Selling, general and administrative	13,573	29,471	(54%)
Total operating expenses	14,651	34,975	(58%)
Loss from operations	(26,983)	(52,495)	(49%)

Other income	2,364	363	551%
Interest income	47	597	(92%)
Interest expense	(8,417)	(7,491)	12%
Government grants	1,706	1,823	(6%)
Loss on equity investment	(64)	(289)	(78%)
Other expenses	(176)	(99)	78%

Net loss	(31,523)	(57,591)	(45%)

Revenues

Our revenues increased by 30% from US$2,615 thousand for the six months ended June 30, 2023 to US$3,407 thousand for the six months ended June 30, 2024, primarily attributable to the fact that in the first half of 2024, Senya R7 sales achieved 581 units, a significant increase compared to the same period last year. The increase in cost of revenues was greater than the increase in revenues, mainly due to the Company’s promotional activities and the adjustment of different types of vehicles sold in the first half of 2024, which resulted in a decrease in the selling price of the vehicles.

The Company generates revenues from (i) vehicle sales, which represent sales of gasoline vehicles, hybrid vehicles and pure electric vehicles; (ii) sales of vehicle parts, accessories and others. Our vehicle sales are mainly from sales of our R7, V80 and T80 model vehicles. In the first half of 2024 and 2023, we sold 892 vehicles and 309 vehicles, respectively. Our sales of vehicle parts, accessories and others include sales of vehicle parts, semi-finished products and new energy vehicles.. Revenue from sales of vehicles, sales of vehicle parts, accessories and others are recognized when control is transferred to customers.

Cost of revenues

Our total cost of revenues increased by 140% from US$3,410 thousand for the six months ended June 30, 2023 to US$8,172 thousand for the six months ended June 30, 2024, which was mainly due to the increase in sales of our traditional fuel vehicles.

Cost of revenues - idle capacity

Cost of revenues - idle capacity decreased by 55% from US$16,725 thousand for the six months ended June 30, 2023 to US$7,567 thousand for the six months ended June 30, 2024, which was mainly due to the decrease in depreciation expenses for machinery and equipment as some of our for machinery and equipment were fully depreciated as of June 30, 2024.

Gross loss

Our gross loss decreased by 30% from US$17,520 thousand for the six months ended June 30, 2023 to US$12,332 thousand for the six months ended June 30, 2024.

Research and development expenses

Our R&D expenses decreased by 80% from US$5,504 thousand for the six months ended June 30, 2023 to US$1,078 thousand for the six months ended June 30, 2024, primarily attributable to a decrease in our R&D which was adjusted to match our financing progress and some R&D projects were completed in 2023 which are reflected in our R&D expenses for the 2023 period.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by 54% from US$29,471 thousand for the six months ended June 30, 2023 to US$13,573 thousand for the six months ended June 30, 2024, which was mainly due to the recognition of professional services fees related to IPO for the six months ended June 30, 2023, while there were no such expenses in the six months ended June 30, 2024.

Loss from operations

As a result of the foregoing, we incurred a net loss of US$26,983 thousand for the six months ended June 30, 2024, representing a decrease of 49% as compared to a net loss of US$52,495 thousand for the six months ended June 30, 2023.

Interest expense

Our interest expense increased from US$7,491 thousand for the six months ended June 30, 2023 to US$8,417 thousand for the six months ended June 30, 2024, which was mainly due to the annual interest rate for the default principal increased to 5.0895% from 3.915% for the loans between FAW Jilin and FAW Finance Co., Ltd.

Government grant

Our receipt of government grant decreased slightly from US$1,823 thousand for the six months ended June 30, 2023 to US$1,706 thousand for the six months ended June 30, 2024.

Net loss

As a result of the foregoing, we incurred a net loss of US$31,523 thousand for the six months ended June 30, 2024, representing a decrease of 45% as compared to a net loss of US$57,591 thousand for the six months ended June 30, 2023.

Liquidity and Capital Resources

To date, we have been funded primarily through financing from shareholders, payments from customers, and capital from government funding. As of June 30, 2024, we had cash and cash equivalents of US$1,070 thousand and our working capital deficit was US$445,881 thousand. We have a business plan to finance. Although this business plan may succeed in raising additional financing, we acknowledge that our business plan may not result in our having positive working capital in the near future. We believe it is likely that our cash on hand, including cash and cash equivalents currently available on our balance sheet, is insufficient to meet our capital expenditure requirements. Accordingly, we have been making adjustments to our original business plan. Nevertheless, our available cash and cash equivalents may still be insufficient to meet our working capital and capital expenditure requirements for the next 12 months.

To the extent that our current resources are insufficient to meet our cash needs, we may need additional equity or debt financing and will continue to seek government funding. If financing is not available, or if the financing terms are not as satisfactory as we expected, or if we fail to obtain government funding, we may be forced to reduce the level of our investment in product development and delay, scale back, or abandon all or part of our original growth strategy. This could adversely affect our business and financial prospects.

Although we believe our business plan can be successfully carried out, which includes increasing market acceptance of our products to ramp up sales volume and achieve economies of scale while executing more effective marketing strategies and cost control measures to better manage our operating cash flow position, there is no guarantee that we will be able to obtain third-party financing to meet our future liquidity needs. The consolidated financial statements do not include any adjustments that may result from this significant uncertainty.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30
	2024	2023
(US$’000)	(unaudited)	(unaudited)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities	(16,261)	(27,050)
Net cash used in investing activities	(1,061)	(4,005)
Net cash provided by financing activities	3,164	3,985
Effects of currency translation on cash, cash equivalents, and restricted cash	3,506	(1,168)
Net decrease in cash, cash equivalents and restricted cash	(10,652)	(28,238)
Cash, cash equivalents and restricted cash at beginning of the period	12,109	50,023
Cash, cash equivalents and restricted cash at end of the period	1,457	21,785

Operating activities

For the six months ended June 30, 2024, net cash used in operating activities was US$16,261 thousand as compared to US$27,050 thousand for the first six months of 2023, primarily attributable to our net loss of US$31,523 thousand adjusted for (i) non-cash items of US$20,925 thousand, which primarily consisted of depreciation and amortization expenses of US$12,171 thousand and interest expenses of US$8,417 and (ii) a net increase in operating assets and liabilities of US$5,663 thousand, primarily including an decrease in accrual and other current liabilities of US$6,543 thousand.

Investing Activities

For the six months ended June 30, 2024, net cash used in investing activities was US$1,061 thousand as compared to US$4,005 thousand for the first six months of 2023, primarily attributable to the decrease in purchase or construction of fixed assets.

Financing Activities

For the six months ended June 30, 2024, net cash provided by financing activities was US$3,164 thousand as compared to US$3,985 thousand for the first six months of 2023, primarily attributable to cash proceeds of US$4,265 thousand from short-term borrowings, partially offset by the repayment of related party borrowings of US$1,101 thousand.

Critical Accounting Estimates

Our condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if:

●	-the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

●	-changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Significant Accounting Policies” of the accompanying condensed financial statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this interim report.

Impairment of long-lived assets

We review long-lived assets (primarily property, plant and equipment and land use right) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable in accordance with ASC 360. We use continuing operating losses and significant adverse change in the extent in which the individual asset/asset group is being used as our primary indicator of potential impairment for our impairment testing. We first determine the unit of account for testing long-lived assets when indicators of impairment present. We then evaluate recoverability based on the forecasted future undiscounted cash flows, which incorporate our best estimate of sales growth and margin increase based upon our plans for the unit. For assets that are deemed to not be recoverable, we write-down the impaired asset to its estimated fair value.

Impairment of indefinite-lived intangible assets

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We calculate the fair value of the indefinite-lived intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that there was no impairment on the indefinite-lived intangible assets as of June 30, 2024 and December 31, 2023.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.